i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Brentwood, Tennessee 37215

February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, NE
Washington, D.C. 20549
Attention: Donald Field

Re:    i3 Verticals, Inc.
    Registration Statement on Form S-3
    File No. 333-251386
    Acceleration Request
        Requested Date:     February 10, 2021
        Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, i3 Verticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-251386) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Jay Knight at (615) 742-7756.

[Signature page follows]

Sincerely,

i3 Verticals, Inc.

By:	/s/ Paul Maple
Name:	Paul Maple
Title:	General Counsel and Secretary

[i3 Verticals, Inc. Acceleration Letter]